As filed with the Securities and Exchange Commission on November 1, 1999

                            Registration No.333-90031

                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 3
                                   FORM SB-1
                          Originally filed November 1, 1999
                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          NORTHSTAR ELECTRONICS, INC.
                  ( Name of Small Business Issuer in its Charter)

                                   #33-0803434
                      (I.R.S. Employer Identification Number)

                         Suite 1455-409 Granville Street
                                 Vancouver, B.C.
                                 V6C 1T2 CANADA
                                 (604) 685-0364

      (Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)


Dr. Wilson E. Russell
Suite 1455-409 Granville Street
Vancouver, BC
V6C 1T2
604) 685-0364

(Address, including zip code and telephone number, including area code, of agent for service) Copies to:

Mr.Jeffrey A. Nichols
Attorney-at-Law
388 Market St.
Suite 500
San Francisco, CA 94111
Phone: 415/433-1178
Fax:   415/433-1182

Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the Registration Statement


CALCULATION OF REGISTRATION

Title of each Class of          Dollar Amount    Maximum Dollar Amount     Offering             Amount of
Securities to be Registered   To be Registered    to be Registered       Price per share     registration fee
                                                                           per share
-------------------------------------------------------------------------------------------------------------
Common Stock                      $1,000,000          $800,000              $1.00US               $287*

-------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used:     Alternative 1__      Alternative 2_X_

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offence.

        NORTHSTAR ELECTRONICS, INC.

        MAILING ADDRESS:
        Suite 1455-409 Granville Street
        Vancouver, BC
        V6C 1T2
        (604) 685-0364

As filed with the United States Securities and Exchange Commission on November 1, 1999


Description of Securities Offered: 800,000 shares of common stock at a price of $1.00US per share.

THE UNITED STATES SECURITIES COMMISSION DOES NOT PASS UPON
THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED
OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY
OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Significant Parties:
Dr. Wilson Russell, President
4742 Collingwood St.
Vancouver BC, Canada V6S 2B4

Mr. Frank Power
998 Riverside Drive
Port Coquitlam BC, Canada V3B 7Y4

Mr. Lee Meyers
9629 Alene Drive
Tujunga, California 91042

Distribution Spread:

           Price to Public    Underwriting discount    Proceeds to issuer or
                                 and commissions           other persons

Per Unit       $1.00US                N/A                    $1.00US

Total          800,000                N/A                    $800,000

Name of Underwriter:  N/A

Any materials required by laws of the state(s) in which securities will be offered: None

Identify material risks involved with the offering:
"See Risk Disclosure"

Approximate date of proposed sale to the public: As soon as practicable following effectiveness of the

Registration Statement


PROSPECTUS SUMMARY

This is a brief summary of the information in this prospectus.
We encourage you to read the entire prospectus before you decide whether and how the Issuer:

Northstar Electronics, Inc., a Delaware corporation. ("Northstar") is the parent of Northstar Technical Inc. (NTI)


Subsidiary Business:

Northstar Technical, Inc. (NTI) Northstar is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and productions operations in Newfoundland, Canada.

Securities Offered: Up to 1,000,000 800,000 shares of common stock.

Offering Price: $1.00US per share

Applicable Regulation: Regulation S of the United States
Securities Act of 1933

Residency Limitation: Non-US residents No limitations

Offering shares purchased to date: 200,000 common shares

Use of Proceeds:
Production (Marine Electronics)                  $150,000
Production (Contract Manufacturing)              $200,000
Marketing (Marine Electronics)                   $100,000
Business Development (Contract Manufacturing)    $100,000
Operating Capital                                $250,000

Total                                            $800,000

Total common shares issued and outstanding:    $7,604,481

Total common shares after sale of offering:    $8,404,481

Closing Date: April 30, 2000

Northstar Electronics, Inc., based in Vancouver, BC, was organized under the laws of the State of Delaware on May 11, 1998. At that time, the corporation was titled Scientific Technologies, Inc. See Exhibits for documentation supporting the name change. The company was originally incorporated for the purpose of high technology development and manufacturing of underwater communications systems and contract manufacturing. The Company acquired all of the issued and outstanding common shares in Northstar Technical Inc., in January of 1999. Northstar is a high technology development and manufacturing company with two main business activities (as above) Northstar's objectives are to become a leader in marine electronics and a major regional contract manufacturer. As a result of the acquisition, Northstar became a subsidiary of the company. Northstar has developed a core technology for underwater communications which has applications in the fishery, offshore oil and gas, defence, marine transportation, oceanographic and environmental industries. The first application is the NETMIND system for the world's commercial fishing industry. NETMIND monitors the performance of a trawl and is both a conservation tool and an efficiency tool. It consists of a group of electronic sensors that transmit measurements from the net through the water to a receiver on the ship. The information is displayed on a computer screen and the captain can see what activities are occurring in the net. He then knows how to adjust the height and width of the net opening, how much fish are in the opening and when the net is full and ready to be pulled in. Fishermen call NETMIND, their 'eyes beneath the sea.'

The Offering
---------------
Securities Offered: Up to 1,000,000 shares of common stock. Regulation S: The shares are being offered pursuant to Regulation S of the United States Securities act of 1933 to persons who are not US persons. Use of Proceeds: The proceeds to the company from the sale of the shares will be approximately $1,000,000 assuming all shares are sold. $200,000 has already been received from the sale of 200,000 shares under Regulation S. Securities Issued: As of the date of this document there are 7,604,481 shares of Common Stock issued and outstanding. Upon the completion of the offering there will be 8,604,481 shares of Common Stock issued and outstanding if the offered shares are fully sold. As stated above 200,000 shares have been issued under Regulation S, pursuant to this offering.

RISK FACTORS
An investment in common stock involves many substantial risk factors, including those associated generally with a new venture and a high technology undertaking which does not have a developed marketing structure into a tested market. Although management itself feels that there is a substantial demand for its product at the proposed price, the assumption has yet to be tested in full operation. The Company itself has a limited operating history.

Risk Factors Related to the Company's Business

Status of Venture: The Company, formed in 1998, has had no significant operations or business assets, and is in its early development stage. In January 1999, it purchased all shares of Northstar Technical Inc. (Northstar) as described below. No-Operating History: The company Northstar has been in actual operation under its current management for a relatively short time. It faces all of the risks inherent in of a new business and those risks specifically inherent in the development and operation of a new business, including, but not limited to, uncertainty as the ability to develop a market for a new product in a new area. The Company Northstar is not expected to generate any specific revenues until it completes a further offering of its securities. The purchase of the securities offered hereby must be regarded as the placing of funds at risk in a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.


Management Risks Inherent in High-Technology Businesses:
New ventures, particularly those involved in high technology, have substantial inherent risks. These risks are in three general areas: human, technical and mechanical. Notwithstanding any pre-production planning, any new products can incur any unexpected problems in full-scale production, all of which cannot always be foreseen or accurately predicted. Designs can be unworkable, for unpredicted reasons. Quality control and component sourcing failures are to be expected from time to time. Any operation, including the one described here, is substantially dependent upon the capabilities and performance of both management and sales personnel. Mistakes in judgement or performance can be costly and, in instances, disabling. Therefore, management skill, experience, character and reliability are of premium importance.

Production Risks In High Technology Ventures
The NETMIND sytem production high-technology product line requires Northstar the Company to deal with suppliers and subcontractors supplying highly-specialized parts, operating highly sophisticated and narrow tolerance equipment and performing highly-technical calculations and tasks. Components must be custom designed and manufactured, which is not only complicated and expensive, but can require a number of months to accomplish. Slight mistakes in either the design or manufacturing can result in unsatisfactory parts which may not be correctable. Since this operation uses the talents of various professions, mistakes from very slight oversights or miscommunications can occur, resulting not only in costly delays and lost orders, but in disagreements regarding liability and, in any event, extended delays in production.

Nature of Market Appeal:
Although management believes that the NETMIND sysem the product will have sustained market demand over an extended period into the future, it is possible that current indications of commercial demand are limited to current market conditions only. It is possible that demand may be directed to similar or other competing products because of technical developments or preferences or simply because of overwhelming commercial promotion within a short period of time, thereby limiting the commercial viability of the product either prior to or shortly after the Company Northstar reaches an initial level of economic profitability. Unexpected negative publicity, even if not relating directly to Northstar the Company or the NETMIND system its own products and even if unwarranted, can devastate a market. Such unusual fortuities can never be predicted.

RISK FACTORS RELATING TO MARKET PROTECTION
Market Competition: The fishing trawl monitoring business is dominated by a number of larger competitors who are well established in the marketplace, have experienced and talented management, are well financed and have recognized trade names related to their product lines. Although the company believes Northstar's NETMINSD system product line has certain distinctive characteristics which allow it to penetrate the existing market and acquire a significant market share in its special niche to be profitable, there is no assurance that existing companies will not aggressively compete by introducing new products substantially similar to the Company's Northstar's and at a price below that at which Northstar the Company can compete. Should this occur, Northstar the Company may not be able to survive for a sufficient time to reach profitability viability.

Inherently Limited Nature of Northstar's Market Protection:
The Company We knows of several products directly competing with our Northstar's NETMIND system technology. It is conceivable that new or similar products are now being or will be produced and distributed by one or more other companies, entities, As some security from competition within the market place, Northstar the Company is we are relying on the protection which itwe hopes to realize under the United States and foreign patent laws. It is even conceivable that certain patent copyright claims superior to the Company's Northstar's unfiled are either pending or planned, either within the U.S. or other foreign countries, which could significantly impact Northstar's the Company's rights to the use of all, or important aspects, of the NETMIND technology. It is further conceptually possible that similar devices could be designed which, although not identical and therefore not infringing on the company's proprietary right, could function adequately to be distributed into the same market. Moreover, it is even possible that an unpatented or uncopyrighted but prior existing device or design may exist which simply has never been made public and therefore not known to Mmanagement or the industry in general. Such a device could be introduced into the market without infringing upon Northstar's the Company's current rights. If any such competing non-infringing devices are produced and distributed, Northstar's the Company's profit potential could be seriously limited.

Patent Protection is Not Self-Enforcing:
The Company Northstar plans to file copyright claims within the United States and countries where major markets exist. However, even apart from a superior right to Northstar's the Company's claim to exclusive design and concept rights, if one or more competitors should yet produce and distribute a product apparently with the protection of one or more of those claims, the cost of enforcing Northstar the Company's claim could fall on the Company Northstar itself. The costs can be substantial and ultimately could be beyond the its financial resources of the Company. Even if it is not, the legal costs required in protecting that claim could seriously debilitate its' the Company's other operations. Thus, even though the patent may be valid, investors should be aware that it is not self-enforcing.

Cautions on Copyright Protection:
If any of those copyright claims are challenged in a future lawsuit by one or more competitors, it is possible, though not probable, that a court could find one or more of those claims invalid, or at least too broad. The courts, and not the granting agencies are generally the final arbiters on such maters. If challenged, the court, through its own interpretation of the laws and facts may either determine the patent to be completely invalid or the claim to be considerably narrower than defined in the patent documents issued by the patent offices.

Dependence Upon Key Personnel:
At least in the near term, the Company Northstar is dependent upon its executive officers and certain key employees and consultants, the loss of any one of whom could have a material adverse effect on Northstar the Company. The CompanyNorthstar has not obtained key man life insurance on the lives of its key personnel except for a policy of CDN $250,000 on Wilson Russell payable to Northstar Technical Inc. At the present time, the Company Northstar has not entered into consulting and employment agreements with each of its key employees. Alternatively, the primary means of maintaining their relationship with the Company's Northstar's pursuit is their equity interest. The continued success of the Company Northstar will also be dependent upon its ability to attract and retain highly qualified personnel in the sales area. There can be no assurance that the company will be able to recruit and attain such personnel.

RISKS RELATED TO THE MANAGEMENT STRUCTURE OF THE COMPANY Limitation on Liability of Management:
Management will have no liability to the Company for any mistakes or error of judgement or for any act or omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company had agreed to indemnify the officers and directors against all loss or damage even if caused by an officer's or director's simple negligence unless such loss or damage was caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

RISKS INHERENT IN BUSINESS
No Assurance of Profitability of Operation:
Notwithstanding the business plan and projections made by Northstar the Company, there can be no assurance that Northstar the Company will be able to operate the commercial operation successfully and in fact, may ultimately fail. Even if the commercial operation itself is successful, there is no assurance that any specific level of profitability will be achieved by Management.

Application of Revenues:
Although earnings sufficient to allow the possible payment of stock dividends in the future may develop, there is no assurance that earnings sufficient enough to pay such dividends will ever be achieved. Even if achieved, there is no assurance that such funds will not be applied by Mmanagement to other purposes. For instance, Mmanagement could apply those funds to payment of other debt which either now exists or may be incurred in the future, capital expansion or improvements, the creation of reserves, the payment of compensation or any other of a variety of business purposes. The decision of what portion of earnings is to be distributed in payment of dividends and what portion is to be retained for any of those other purposes is inherently within the discretion of Mmanagement.

Dilutionary Possibilities:
A board of directors has the inherent right under applicable law, for whatever value the Board seems adequate, to the limit of shares authorized by the Articles, to issue additional shares, and all common stock shareholders, regardless of when the stock is issued, thereafter generally rank equally in all aspects of that class of stock, regardless of when issued. A majority of shareholders can vote to amend the Articles of Incorporation to authorize the issuance of additional preferred shares. The board of directors likewise has the inherent right, limited only by applicable law, provisions of the articles of incorporation and existing resolutions, to expand the number of shares in a series, create new series and to establish preferences and all other terms and conditions in regard to such newly created series. Those terms and conditions may include preferences on an equal or prior rank to existing series and to all common stock. Those shares may be issued on such terms and for such consideration as the Board then deems reasonable and such stock then shall rank equally in all aspects of the series and on the preferences and conditions so provided, regardless of when issued. Any of those actions can not only dilute the Common Shareholders but the relative position of the holders of any series of any preferred class. Current shareholders have no rights to prohibit such issuance nor inherent 'pre-emptive' rights to purchase any such stock when offered.

RISKS RELATED TO THE NATURE OF THE OFFERING
Arbitrary Offering Price:
The offering price of the common stock was arbitrarily determined by Management and is not based on any specific recognized criteria of value or other practices. Quite specifically, it should be recognized that it is impossible to determine at what price, if anything those shares would sell.

Dilution of Proceeds from common stock:
The common stock offered hereunder is being sold at US$1.00 per share. Subscribers under this offering will suffer an immediate dilution of their rights and contribution, as compared to the current shareholders of the Company. While Management feels that the value of its technology and of the business plan discussed herein justifies the subscription price, there is no assurance that this venture will succeed, thereby confirming that projection of disproportionate value.

GENERAL CAUTION
For all of the aforesaid reasons, and others set forth therein, the very nature of the company, its management structure and the securities being offered here, each involve a notable risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors. No person should invest in these securities if that person anticipates an immediate return on his/her investment. These securities should only be purchased by persons who can afford to absorb a total loss of their investment and, at the very least, they have no need for immediate return on that investment.

RISK DISCLOSURE


General caution

             Northstar's business involves a number of risks and uncertainties, as described below that could cause actual results to differ materially from results projected in any forward-looking statement in this report. Northstar's securities are speculative and investment in these securities involves a high degree of risk and the possibility that the investor will suffer the loss of the entire amount invested. The very nature of Northstar, its management structure and the securities being offered here, each involve a notable risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors. These securities should only be purchased by persons who can afford to absorb a total loss of their investment and, at the very least, have no immediate need for a return on that investment.

Possible performance and financial problems due to limited operating history; history of losses; increased expenses

Northstar has only a limited operating history upon
which an evaluation of its business and prospects can be based.
Prior to 1996, the company was a research and development company with no revenues. We incurred a net loss in the nine months ended September 30, 1999. The company has not had any significant revenue
in recent years.   It has never been profitable and in the future,
we can not guarantee profitablility on a quarterly or annual basis.
In addition, Northstar plans to increase its operating expenses to expand its sales manufacturing and marketing operations, fund of research and development, and expand its business development activities. In view of the rapidly evolving nature of our business and markets and limited operating history, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. We have been manufacturing the NETMIND system only since August 1996. There has been an inconsistency of sales orders from month to month, and consequently, we have little experience in continually producing a large number of systems. If sales were to unexpectedly increase, the company may not be able to adjust its operations fast enough and delivery delays could occur. This could result in customer dissatisfaction and loss of business.

Our contract manufacturing operation is relatively new.
Although our staff has received training from Lockheed-Martin in how to assemble and test their submarine control consoles, we have not yet built any in-house. The current contract we have with Lockheed-Martin calls for us to assemble, test, and deliver eleven consoles by August 2000. There may be unforeseen problems with sourcing parts from suppliers or having parts delivered to our plant when needed. This could result in delays. This could cause Northstar to spend extra time and money to fix the problems;
putting a strain on company finances.   There may also be problems
with the quality and workmanship of the consoles produced; which could delay payment from Lockheed-Martin.


Possible problems due to inability to raise funds

Revenue from Northstar's operations is not sufficient to finance the costs of manufacturing and marketing our NETMIND system and additionally the costs of the contract manufacturing and business development in the future. Accordingly, we must raise additional funding. The company expects to be able to meet its financial obligations for approximately the next six months. There is no assurance that, after such period, it will be able to secure financing or that such financing will be obtained on terms favorable to the company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations. Northstar has accumulated losses since it began operation in 1994 and may require additional working capital to complete its business development activities and generate revenues adequate to cover operating and future development expenses.


Possible financial problems due to the unpredictability of future revenues

             As a result of Northstar's limited operating history and the changing nature of the market in which it competes, the company is unable to forecast revenues with precision. Northstar's current and future expense levels are based largely on its estimates of future revenue. Sales and operating results generally depend on the volume of, timing of and ability to fill orders received, and these are difficult to forecast. We may be unable to adjust spending to quickly compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue in relation to Northstar's planned expenditures would have an immediate adverse affect on the company's business, financial condition and results of operations. Further, in response to changes in the competitive environment, the company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on the company's business, financial condition, operating results and cash flows.


Loss of key personnel could have an adverse effect on business and finance Northstar's performance and future operating results are substantially dependent on its senior management and key personnel. We intend to hire additional technical and business development personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the company can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of our senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon business, financial condition, operating results and cash flows. The degree of the adverse effect would depend on the person's position. For example, if the production manager were to leave the company, there could be a decrease in the number of NETMIND systems produced until the position could be filled.
This could take three months or longer. The loss of the president could slow down new business development and hurt Northstar's ability to raise money. If the senior electronics engineer left, the development of enhancements to the NETMIND system could be delayed six months or more. Northstar does not currently maintain "key man" insurance for any senior management or other key employees other than a $167,000 policy on the president.


Liability for information published could lead to claims against Northstar

             Northstar may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Internet Web sites and in advertising literature. Any adverse outcome of any claims could have an adverse material effect on the company's business and financial conditions.

 Security  breaches could cause lost revenues

Northstar's computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The company may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. There can be no assurance that Northstar can prevent or remedy all breaches. If any of occur, the company could face disruptions to its computerized inventory ordering system leading to slowdowns in manufacturing operations. This could result in lost revenues and have a material adverse effect on Northstar's business, financial conditions, operating results and cash flows.


Reliance on suppliers could lead to production interruptions

Northstar's operations depend to a significant degree on a number of suppliers, including electronic and mechanical parts suppliers. The company has no effective control over these third parties and no long-term contractual relationships with any them. From time to time, we could experience delays in supplying parts to NETMIND and contract manufacturing operations. Continuous or prolonged interruptions would have a material adverse effect on the company's business, financial condition and results of operations.

Competition could result in the loss of NETMIND market share

Northstar's current and potential NETMIND competitors, such as Furuno and Scanmar, have substantially longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established
and well-financed  companies.   Competitors may be able to respond
more quickly to changes in customer preferences, devote greater resources to marketing and promotional campaigns, develop more advanced net monitoring systems, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to systems development. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share. Increased competition may result in loss of current and future market share. Northstar may not be able to compete successfully against current or future competitors or competitors alliances, and competitive pressures we face may materially adversely affect our business, financial condition, operating results and cash flows.


Failure to adapt to business practices of other countries could mean loss of potential NETMIND sales

             Northstar plans to sell the NETMIND system in many different countries. There are enormous variations in language, culture, religion, custom and business practices involved. Even where people speak a common language (such as Spanish), there are great variations from region to region and nation to nation. To be successful, the company will need to adapt its offerings and method of operations to market locations. Business practices that succeed in one nation or region may be inappropriate in others. To be successful, we must adapt business practices to each market we service and the company's ability to do so is uncertain. Failure to adapt could result in the loss of potential sales and could have a material adverse effect on the company's business, financial conditions and results of operations.


Intellectual property rights may result in production delays;
expensive litigation

It is possible that the scope, validity, and/or enforceability of Northstar's NETMIND intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors that cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on our intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause NETMIND production delays or require the company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Northstar, or at all. In the event of a successful claim of infringement against Northstar and failure or inability to license the infringed or similar technology, our business, operating results, and financial condition could be materially adversely affected.


Failure of systems and services relating to the Year 2000

Because many computer applications have been written using two digits rather than four to define the applicable year, some date sensitive software may recognize a date using "00" as the year
1900 rather than the year 2000. This year 2000 problem could result in systems failures or miscalculations causing disruptions of operations. Northstar has obtained confirmation from its third-party vendors that they have resolved their year 2000 issues, and we has completed a year 2000 compliance testing program.
The systems and services provided by these vendors may fail to be year 2000 compliant despite their representations to the contrary. Failure of these systems or services to be year 2000 compliant could result in a systemic failure beyond our control and prevent delivery of NETMIND products to customers and prevent us from delivery of systems to our contract manufacturing customers. See Exhibit 10.2 for our Year 2000 Compliance Statement (Y2K) Contingency Plan and Disaster Recovery Plan.

Financial losses, damaged reputation due to a director or officer's negligence

The directors and officers of Northstar have no liability to the company for any mistakes, errors of judgment or acts of omission unless they were committed fraudulently or in bad faith, committed gross negligence or were a violation of a director or officer's fiduciary duty. Northstar could suffer financial losses or have our reputation damaged as a result of any director or officer's negligence.

There may be no dividends paid on common shares

Northstar may not become profitable for five years or longer. If it does not, or only achieves low profits, there would be no dividends paid on common shares. Even in the event of profitability, Northstar may use the funds for business activities. These may include payment of debt, capital expansion or improvements, the creation of cash reserves, payment of compensation, new product development, NETMIND marketing and contract manufacturing business development.

The offering price may not accurately reflect the value of the company:

 We arbitrarily set the offering price at $1.00 per common share.
We believe that the value of Northstar's technology and the prospects for it, as well as the value of its contract manufacturing operation justify the offering price. However, this figure was not based on specific recognized criteria or value or other practice, and in time may be shown to be unrealistically high. An investor should be aware that the value of the investment may be substantially lower in the future.

Northstar's share value could decrease on issuance of new shares

Northstar's board of directors, at its discretion, may issue additional common or preferred shares, up to the maximum allowed according to articles of incorporation. As well, a majority of shareholders could amend the articles to increase the maximum number of shares. Typically, shares could be issued to raise funds for Northstar's business or to acquire another company or acquire the rights to a particular technology.

Also, Northstar's board may elect to increase the number of shares in a series, create a new series, and establish preferences and other terms and conditions to any newly created series. These terms and conditions may include preferences on an equal or prior rank to existing series and to all common shares.

Any new issuance of common shares would mean a reduction of existing shareholdings as a percentage of the total. Depending on the value received, if any, by Northstar, the net tangible book value of the existing shares could decrease.

Also, new investors may suffer an immediate dilution of the value of their common shares based on the net tangible book value of the company. For this offering, the net tangible book value, as of September 30, 1999 was $0.05per share. Assuming all 800,000 shares are sold, the pro forma net tangible book value would be approximately $419,983 or $0.05 per share. This represents an immediate dilution of approximately $0.95 per share to new investors. "See dilution section for reference table"

The downturn in the fishing industry could reduce NETMIND sales potential

The NETMIND system is sold into only one industry, fishing, and is fully dependent on the overall strength and weaknesses in it. NETMIND was designed to be a conservation tool in that, by increasing efficiencies and lowering operating costs for the fishermen, they could catch fewer fish and still make profits. In principle, this would fit many government regulatory policies which have reduced fishing quotas. However, in some areas of the world, the quotas are too small for fishermen to justify purchasing net monitoring systems like NETMIND.

Also, prices the fishermen receive for their catches can fluctuate greatly. For example, in the summer of 1999 in the Northwest
Atlantic, prices for shrimp varied from about  $0.25 per pound to
$0.50 per pound depending on size and quality.   Many fishermen who
are potential NETMIND customers may not buy if their revenues are low.

Consequently, the nature of the fishing industry itself could result in fewer NETMIND sales than anticipated. In some areas of the world where moratoriums may be placed on certain species, the sales potential for NETMIND may disappear. The loss of revenues would have a material adverse effect on Northstar's business, financial condition, operating results and cash flows.

A downturn in the defence industry could reduce or eliminate
Northstar's contract manufacturing revenue potential

Our contract manufacturing business currently is dependent upon the defence industry. In the 1990's, since the end of the Cold War, defence spending cuts have occurred in most NATO countries, which represent our target market. Some large contractors have merged and almost all defense contractors have tried to diversify into contract or civilian markets.

Although Northstar is optimistic about our future prospects, especially in the United States and Canada, we may find there will be cutbacks in the areas he company is pursuing. This could reduce the potential revenues for our contract manufacturing operations and, in fact, it is possible that Northstar would not secure any future contracts.
This would mean that the company would have incurred business development expenses without any appreciable return. The consequences would have a materially adverse effect on the company's business, financial condition, operating results and cash flows.

Northstar's dependency on one product could lead to business failure

The company's auditors have deemed Northstar a going concern. However, Northstar currently has only one product, that is, NETMIND. Although it expects to develop other products in the future for industries such as offshore petroleum, it is highly dependent upon NETMIND for sales of revenues. If, for whatever reason, the company does not have sufficient sales revenues at some time in the future, it may not have financial resources to maintain the NETMIND business and the company could conceivably fail. This would result in the loss of most and possibly all of any investment made.

Current claim against Northstar could result in financial difficulties

Northstar is a defendant in a lawsuit commenced by the company's former master distributor , First Watch Marine, Inc. First Watch alleges that NTI has interfered with their ability to sell products and claims relief of approximately $1.3 million, plus damages. NTI has filed a counterclaim of $100,000 owing by First Watch to NTI, plus damages. Although Northstar considers its case is strong, there is a possibility that it could lose. Even a long, drawn-out court proceeding would cost Northstar considerable money and valuable management time, regardless of the outcome and could have an adverse material effect on our business and financial condition.

Receipt of minimal funds from the offering could restrict Northstar's future business

If minimal funds are raised from the current offering, the company likely will not be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to do these activities would heavily restrict growth and, in fact, the company may see little or no growth for the next two years or longer.

PLAN OF DISTRIBUTION

Principal Underwriters: None

Discounts and Commissions Paid to Dealers: None

Plan of Distribution for Securities Offered through Brokers or Dealers: None

Securities to be Offered for the Account of Security Holders:

Arrangements for Return of Funds to Subscribers: None

Material Delays in the Payment of Proceeds of the Offering: None

DILUTION

The net tangible book value of the company, as of September 30,
1999 October 15, 1999was $380,017 or approximately ($0.05) per share. Giving effect to the sale by Northstar of shares at the
O offering price, the pro forma net tangible book value of
Northstar the Company would be approximately $419,983 or
approximately ($0.05) per Sshare, which would represent an
immediate increase in net tangible book value of approximately
$0.10 per Sshare to present shareholders and an immediate
dilution of approximately $0.95 per share, or approximately 95%
to new investors.
_______________________________________________________________________
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses) $1.00 per share Net tangible book value before offering ($0.05) per share
Net tangible book value after offering $0.95 per share
Dilution to new investors $0.95 per share
Dilution as a percentage 95%
_________________________________________________________________
Insert brief description of table included, and comparative data section. (As outlined in draft)

USE OF PROCEEDS
It is estimated that the Company will use the maximum funds of $800,000 in the manner set forth below:
We intend to use the funds raised to increase our key business activities. The application of funds to each area is shown below:

Production (Marine Electronics)                      $150,000
Production (Contract Manufacturing)                  $200,000
Marketing (Marine Electronics)                       $100,000
Business Development (Contract Manufacturing)        $100,000
Operating Capital                                    $250,000
                                                     $800,000

Production (Marine Electronics) refers to the manufacture of our NETMIND system. We intend to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the electronics section of the plant by about 1500 square feet, and hiring three new full-time production personnel.l.

Production (Contract Manufacturing) refers to our manufacture of other companies' systems, under contract to them. We intend to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. We intend to hire up to five new contract employees in the year 2000/2001.

Marketing (Marine Electronics) refers to the NETMIND marketing.
We intend to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seabord, which we hope will lead to increased sales. Additionally, we want to open the market in overseas countries such as Australia, Chile, Thailand, Korea and China. We will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development (Contract Manufacturing) refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. We intnend to hire two people each with 15-20 years experience in these indusctries to identify opportunities for Northstar. Their work will likely involve meetings with prime contractors, exhibiting at defense and communications trade shows, preparation of qualifications documents and preparation of bids.

Operating capital is composed of...

There is no guarantee that we will raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:


USE OF PROCEEDS

We estimate that Northstar will use the maximum funds of $800,000 as follows :


Production (Marine Electronics)                        $150,000
Production (Contract Manufacturing)                    $200,000
Marketing (Marine Electronics)                         $100,000
Business Development (Contract Manufacturing)          $100,000
Operating Capital                                      $250,000
Total                                                  $800,000

Production (Marine Electronics) refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1500 square feet, and hiring three new full-time production workers.

Production (Contract Manufacturing) refers to our manufacture of other companies' systems, under contract . The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing (Marine Electronics) refers to the NETMIND marketing. Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seabord, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China.
It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development (Contract Manufacturing) refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

We cannot guarantee that Northstar will raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:

AMOUNT RAISED

                                          25%             50%           75%
Production(Marine Electronics)         $100,000        $150,000      $150,000
Production (Contract Manufacturing)     $50,000        $100,000      $200,000
Marketing (Marine Electronics)          $50,000        $100,000      $100,000
Business Development (Contract Man.)   --------         $50,000      $100,000
Operating Capital                      --------        --------       $50,000
Total                                  $200,000        $400,000      $550,000


If only minimal proceeds, that is 25% raised, or less the company will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after the successful completion of the offering, that is, in early to mid 2001, it will likely require additional funds for accelerated growth. With $5 million of additional capital in the next 12-18 months, Northstar could possibly achieve annual revenues of up to $14 million in the year following. We are exploring the ways and means of raising the funds, and as of yet, we have no plans in place.

If our efforts to obtain financing are unsuccessful, Northstar's growth, if any, will likely be funded from operating cash flow.

The actual expenditures of the proceeds of the Offering may differ substantially from the estimated use of proceeds. The actual expenditures of the proceeds of the Offering will be according to the expenditures deemed by the Company and its Board of Directors to be in the best interests of advancing the business of the Company. The actual expenditures will also vary from the estimated use of proceeds if less than all of the Shares are sold.
The Company anticipates that the net proceeds from the Offering will be sufficient to meet its financial requirements for only a short period of time. The Company, therefore, will require substantial additional capital to fund its contemplated business plan in the near future.
The Company anticipates expenses associated with the Offering, including legal, accounting, and stock transfer agent expenses, will be approximately $10,000US. The Company anticipates expenses associated with the registration of the Shares issued pursuant to the Offering, including legal and accounting expenses, will be approximately $30,000US.

NORTHSTAR'S BUSINESS

Northstar's business is currently that of its subsidiary NTI.
General

Northstar Electronics, Inc., is a corporation originally organized as Scientific Technologies, Inc. under the laws of the State of Delaware on May 11, 1998. (See Exhibit S) The company acquired all of the issued and outstanding common shares in NTI in January 1999. Northstar is a high technology development and manufacturing company with two main business activities. One is underwater communications systems, the other is contract manufacturing. Northstar's objectives are to become a leader in marine electronics and a major regional contract manufacturer. As a result of the acquisition, Northstar Technical became a subsidiary of the Ccompany.

Corporate Facilities: The company Northstar maintains its principal corporate offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI Corporate Information: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 (Telephone:(709) 722-8735, Facsimile: (709) 722-1763).
NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2 (Telephone:
(604) 685-0364, Facsimile: (604) 689-8337).

NTI-General Development and History: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively became an operating company in 1994.
NTI acquired the initial technology for the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00. two
The companies had spent an aggregate $1,183,000 on the partial development of the technology.

NTI has since spent over $1,850,000US to complete the development and commercializeation of the NETMIND system and establish a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems. basic technology was commercialized in August 1996 when the first industrial system was produced.
The plant has since manufactured over forty complete systems.

The customers of the NETMIND system customers include the National Oceanics and Atmospheric Administration (NOAA) in the United States, the United States Department of the Interior and Fishery Products
International (FPI) in Canada. Sales to these organizations, to date, are as follows: NOAA $187,016US; US Department of the Interior $37,257US; and FPI $99,539US.

In 1995, NTI signed a Tteaming Aagreement with Loral Librascope ("LORAL") (now Lockheed Martin of Manassas, Virginia ) of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations (submarine control consoles). In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed-Martin was eventually succesfsful with its proposal to the Canadian Navy ; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. (See Exhibits)

Background Technology: NTI has developed a communications technology that which can send information from one place in the ocean to another place. Electronic devices take certain measurements which that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. a core technology for underwater communications, which has applications in the fishery, offshore oil and gas, defence, marine transportation, oceanographic and environmental industries. The basic engines are underwater sensors which take measurements and transmit them the information back to a receiver on board a ship or oil rig. production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

The NETMIND System: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

NETMIND monitors the performance of a trawl and is both a conservation tool and an efficiency tool. It consists of a group of electronic sensors that transmit measurements from the net through the water to a receiver on the ship. The information is displayed on a computer screen and the captain can tell what activities are occurring in the net. He then knows how to adjust the height and width of the net opening, how much fish are in the opening and when the net is full and ready to be pulled in. Fishermen call NETMIND, their 'eyes beneath the sea.'

The NETMIND Mmarket: NETMIND was introduced to the marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

National Oceangraphic and Atmospheric Administration (NOAA)

United States Department of the Interior (U.S. Geological Survey)

Department of Fisheries and Oceans, (Government of Canada)

Fisheries  and Marine Institute of Memorial University of
Newfoundland & Labrador (St. John's, Newfoundland, Canada)

Fishery Products International (St. John's, Newfoundland, Canada)

National Sea Products Ltd. (Lunenberg, Nova Scotia, Canada)

Three different agencies of the US Government have purchased systems and have given very positive feedback. For instance, Dr. Steve Gutreuter, Research Statistician and Principal Investigator with the Biological Resources Division of the U.S. Geological Survey, United States Department of the Interior, states the NETMIND Trawl Manager System was, "the right choice for our their work and has performed flawlessly." Secondly, Dr. Arnold Carr of the Massachussets Division of Fisheries states that, "the NETMIND Netmind Trawl Manager System has surpassed our highest expectations and has efficiently and effectively aided our research capabilities." Finally, Dr. Neil Williamson of the National Oceanographic and Atmospheric Administration (NOAA), Seattle, Washington, says that, "the NETMIND Trawl Manager System has proven extremely useful in providing accurate, real time data for our research." International customers are interested in NETMIND for its price and technical advantages. In September 1999, NTI was awarded a contract to supply the US Government Agency, National Oceanics and Atmospherics Administration (NOAA) with its NETMIND system. To date NTI has barely penetrated the potential market which is estimated to be about 25,000 vessels worldwide. Upon the successful close of this offering, sales in the first year are estimated to be about 100 NETMIND systems.

Competition: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway. It is believed that NETMIND has both price and technical advantages over each. Technically, NETMIND has longer sensor battery life, longer operating distance, and better maintenance and repair features. SEE "Risk Factors."
 Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMNIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the trawl fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is housed contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

Technically, w We believe, that NETMIND components have longer battery life (150-200 hours before recharging compared to approximately 50 hours for the competition.) As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. We believe, the rugged design of various NETMIND components has surpassed competitors' designs in that theirNETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe, the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well developed dealer networks.

Technology Protection: Since commercializing NETMIND in 1996,
NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent may be submitted .application is intended . The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND (registration number TMA515,009 24-Aug-1999). No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

Future Opportunities for NTI's technology: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads which transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum. NTI envisages Further business opportunities are envisaged for in the defense, marine transportation, oceanagraphic and environmental industries. The possibilities include towed arrays for seismic exploration, towed seismic arrays for submarines,docking systems for large ocean going ships, positioning systems for oil and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry. NTI would likely look to strategic alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into nor is contemplating any specific strategic alliances.

Historical Financial Information: NTI has spent over $1,850,000US to complete the development and commercialization of the NETMIND system. NPMC Ltd., has also spent over $1,740,000US on system development. NTI has received $458,309US Scientific Research and Experimental
Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately CDN $1,565,500 $1,065,000 in the form of share purchases or loans. The federal Government of Canada has provided support totaling approximately CDN $ 6 $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency.

Projected Revenues: NTI anticipates sales of approximately
$ 3.4 millionUS in the first year upon completion of the offering. Depending on the financial, production and management resources, there is potential for $14 million in revenues in the second year, with greater potential in the third year. These revenues could come from increased NETMIND sales and from new contract manufacturing projects. These projects could include consoles for new helicopters for the Canadian Navy's patrol frigates and submarine consoles for international navies.

Management: NTI 's management is comprised of a small team of individuals experienced I the development, manufacture and sales of ocean industry technologies.

Dr. Wilson Russell, Chairman and Chief Executive Officer, has 25 years experience in the field and has established himself as an international consultant in ocean industry, oil and gas, and high technology. Dr. Russell is also a director of the company. See 'Management' for detailed information regarding Dr. Russell.

Dr. David Buttle is NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.
Mr. Brian Gamberg, P.Eng., Se and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information Systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies ad other underwater communications products. Mr. James Hall is an Electronics Technologist and NTI's Production Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.
Ms. Philomena Kavanagh has extensive experience in Plant Equipment and Operations: The manufacturing plant is located in St. John's Newfoundland. The plant, is approximately 3,000 square feet in area, and is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices.
The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design (CAD) activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles. NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied by a local mechanical shop., which The assemblies are then incorporated into the molding of the plastic housings which are produced in-house.

Employees

As of November 30, 1999, the Company Northstar had ten fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees is are represented by a labour union, and the Company Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar'she Company's industry is intense, particularly for software development and other technical staff. The Company Northstar believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

MANAGEMENT'S DISCUSSION PLAN OF OPERATIONS

NTI's wholesale revenues were $168,377 for the nine months ending ending December 31, 1998 and $321,013 for the nine months ending September 30, 1999. The gross profit for the nine months ending December 31, 1998 was 65% and for the nine months ending September 30, 1999. Expenses totaled $272,626 for the nine months ended December 31, 1998 and for the nine months ended September 30, 1999. Dividends of $28,763 were paid on Northstar's preference shares in 1998. These shares have been fully redeemed or converted to common shares. Northstar's assets as of September 30, 1999 totaled $401,553 and its current liabilities totalled $113,810. Long-term debt of $526,061 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $141,699 with no fixed terms of repayment. Northstar has an accumulated deficit of CDN $1,381,086 as of September 30, 1999. The amount spent on research and development in the last two fiscal years was $258,196. The amount of receivables subsequently collected in cash, after Septembe 1999, was $131,573.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY OWNERS

The following table sets forth, as of September 15, 1999, the beneficial ownership of the Company Northstar's common stock by each officer and director of Norhthstar and the Company,by each person known by the Company Northstar to own beneficially more than 105% of Northstar's the Company'sCocommon Sstock outstanding and by the officers and directors of the cCompany as a group. Except as otherwise indicated, all stocks are owned directly.

Title of Class          Name and Address     Number of Shares        Percentage of       Shares before     Percentage
of Beneficial Owner                           of Common Stock        Common Stock(1)        Offering     After Offering(2)

Common Stock            Frank Power              990,000                 13.37%              990,000         11.78%
998 Riverside Drive
Port Coquitlam, B.C.
Canada V3B 7Y4

Common Stock            Wilson Russell           964,883                13.03%              964,883          11.48%
4742 Collingwood St.
Vancouver, B.C.
Canada V6S 2B4

Common Stock            Lee Meyer                100,000                 1.35%              100,000           1.19%
9629 Alene Drive
Tujunga, CA 91042

Common Stock       Ladner Enterprises Ltd(3)     597,900                 8.08%              597,900           6.35%
                   60 Market Square
                   P.O Box 364
                   Belize City
                   Belize, C.A.

Common Stock       Adventure Capital Inc.        533,633                 7.02%              533,633           7.11%
                   9 Power Place
                   St. John's NFLD, Canada

Common Stock       Dr. Michel Ghanadian          400,000                 5.26%              400,000           4.76%
                   CH. Didotai 10

1223 Cologny,
Switzerland

Common Stock       Monaco Ventures Ltd. (3)    1,000,000                13.51%            1,000,000          11.90%
                   60 Market Square
                   P.O Box 364
                   Belize City
                   Belize, C.A.

Common Stock       London Enterprises Ltd. (3)   700,000                 9.45%              700,000           8.33%
                   60 Market Square
                   P.O Box 364
                   Belize City
                   Belize, C.A.

Common Stock       All officers and            2,054,883                24.45%            2,054,883          27.02%
Directors as a
Group (3 persons)


Number of shares of common stock after the offering: To be inputted Percentage of commonstock after the offering: TBI

(1) Based on 7,604,481 shares of Common Stock of Northstar the Company issued and outstanding on October 15, November 30, 1999.
(2)     Based on 8,404,481 shares, if all shares in the offering are sold.
(3) The beneficial owners of Ladner Enterprises Ltd., Monaco Ventures, Adventure Capital, Inc., and London Enterprises Ltd, are:
      LADNER, Mr. Sean Ixles, Leslie Lewis Building, Mount Tout,
      Grand Anse, St. George's W.I. ADVENTURE, Dr. Carl Wesolowski,
      9 Power Place, St. John's Newfoundland, Canada MONACO,
      Ms. Brenda McKay, Suite 71, grand Anse, St. George's W.I.
      LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse,
      St. George's, Grenada, W.I.


The following directors and officers of the Company Northstar have been granted options to purchase shares of the Company's Northstar's stock as follows:

Optionee             Position         Options      Option Price Per Share
Wilson Russell       Director         250,000              $0.50
Frank Power          Director         100,000              $0.50

(2) Record owners and beneficial See "SECURITY OWNERSHIP owners of 5% or more of any OF MANAGEMENT AND CERTAIN class of our securities:
      SECURITY HOLDERS

(2) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above.


(3)     Promoters: None, except for officers and directors

(4)     Affiliates: None except for officers and director

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

The following information sets forth the names of the officers and directors of the Company Northstar, their present positions with Northstar the Company, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director             Age

Dr. Wilson Russell           54
Mr. Frank Power              56
Mr. Lee Meyer                54

Name of Officer            Office

Dr. Wilson Russell,       President
Mr. Frank Power        Vice-President

As a Delaware corporation, the final responsibility for the management of the affairs of the Company Northstar rests with the Bboard of Ddirectors. Thehat Bboard currently consists of three directors. Those directors are elected at the an annual meeting of the shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and to adopt or confirm any resolutions which are necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in
Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum (AMOCO) in Calgary, Alberta
(1968); professor and researcher at Memorial University (1968 to 1977); Director of Engineering at NORDCO Ltd. (1977 to 1980); and Associate Director of the Newfoundland Petroleum Directorate. After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed the preparation of the a development plan for the $6 billion Hibernia development which was for submission tted to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fibre optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first Chairman of the Board of Directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy. Dr. Russell founded NTI orthstar in 1989 and serves as both Chairman and Chief Executive Officer. He is has also been a the dDirector and President of Cabot Management Ltd. since 1989. And, until recently,
From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and dDevelopment Corporation. In addition, Dr. Russell has been a Director with Cinemage Systems Corporation since 1998. Currently, as of 1999, he is the President of Northstar.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1894, 1984, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field.
His expertise also includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States. Mr. Power is President and Owner of Pow Con Management since 1981 and Premier Enterprises Ltd. Since since 1994. These companies manage, administrate and finance reporting companies. He served as President and Director of several Vancouver reporting companies and publicly listed companies since from 1986 to present. Since 1992, Mr. Power has served as President of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as President and Director of Accuimage Diagnostics and he is also the past President of Security Industries, Inc. These companies are traded on the OTC Bulletin Board.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as Managing Director of Omni International since 1988; Vice-President and Director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and President of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include President of WOI since 1991, a producer and marketer of agricultural amendments; Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally.

Dr. David Buttle is NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg, P.Eng., Senior Electronics Engineer, has over
20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall is an Electronics Technologist and NTI's Production Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for all of NTI's financial and product shipment administration.



REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's Scientific's Bbusiness to June 15 November 15, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

Summary Compensation Table

Name of Individual(s)        Capacities in which Aggregate     Remuneration
Remuneration was Received

Dr. Wilson Russell           Director and President            $16,300

Mr. Frank Power              Director and Vice-President       $14,000

Mr. Lee Meyer                Director                          N/L


Directors and Officers                                         $30,300
of  Northstar as a
Group

The compensation paid to the President is believed by Northstar the Company to be below market rates for the services provided by the directors and officers, having regard to their experience and qualifications. Northstar The Company anticipates compensation being increased to market rates upon Northstar he Company achieving sufficient revenues and/or financing to pay such increased compensation. In particular, Northstar believes that the going rate for Dr. Russell, who is full-time with the company, should be in the range of $100,000-$150,000 per annum. For Mr. Power, who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.


INTEREST OF MANAGEMENT AND
OTHERS IN CERTAIN TRANSACTIONS

There are no material contracts entered into by Northstar the Company within the two years preceding the date hereof which are still in effect, except as follows:

Acquisition of NTI Northstar: Northstar the Company acquired NTI Northstar in January 1999, pursuant to an agreement dated July 31, 1998. Northstar The Company purchased all of the issued and outstanding shares of NTI Northstar in exchange for 4,901,481 shares of its the Company's Ccommon Sstock which were issued from treasury.

Copies of the foregoing contracts and any reports referred to in this registration statement may be inspected at the head office of the Company at Suite 1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, during normal business hours while the Offering contemplated hereunder is in progress to and including the closing date.

Except for the acquisition of NTI, none of the following persons has any direct or indirect material interest in any transaction to which Northstar the Company is a party since the incorporation of Northstar the Company in May, 1998 or in any proposed transaction: to which Northstar, the Company, is proposed to be a party:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of Northstar the company

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 10% 5% of the voting rights attached to Northstar the Company's Ccommon Stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar the Company.



Available Information:

Copies of the foregoing contracts and any reports referred to in this registration statement may be inspected at the head office of the Company at Suite 1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2, during normal business hours while the O offering contemplated hereunder is in progress to and including the closing date.

DESCRIPTION OF SECURITIES

General:

The securities being offered are the shares of Northstar, the Company's, common stock, par value $0.0001 per share. Under Northstar, the Company's, Articles of Incorporation, the total number of shares of all classes of stock that Northstar the Company shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share (the "Common stock") and 20,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). As of October 15 November 30, 1999, a total of 7,604,801 shares of Ccommon sStock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.

Common Stock:
Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors.
Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company Northstar's Aarticles of Iincorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar the Company, all assets and funds of the Company Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the Ccommon Sstock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable tot he Ccommon Sstock. All outstanding shares of Ccommon Sstock are fully paid and non-assessable.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

14675 Midway Road-Suite 1221
Dallas, TX 75244
Tel: (972) 788-4193
Fax: (972) 788-4194

Share Purchase Warrants:

None.

LITIGATION

Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it. The case may take up to two years or longer to go to trial.

The details are as follows:

1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada

2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999.
(First Watch Marine Inc.-Plaintiff and NTI-Defendant) NTI issued a statement of claim on August 3, 1999 (NTI-Plaintiff and First
Watch Marine Inc.-Defendant)

3) Principal Parties: NTI and First Watch Marine Ltd.

4) Description of facts underlying the proceedings:
First Watch alleges that NTI interfered in its ability to sell
NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

5) Relief sought:
First Watch-$1.3 million plus damages
NTI-$100,000 plus damages


INDEMNIFICATION OF OFFICERS AND DIRECTORS
As per Risks Related to the Management Structure of the Company, management will have no liability to the Company for any mistakes errors of judgement or for any act of omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

PROSPECTUS

October 15, 1999

Until January 15, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

As per risks related to the management structure of Northstar, management will have no liability to for any mistakes, errors of judgement or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar . Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation

As per Risks Related to the Management Structure of the Company, management will have no liability to the Company for any mistakes errors of judgement or for any act of omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

ITEM. 2 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Filing Fee                         $      287
Accounting fees                            12,000
Legal fees                                 25,000
Other professional fees                    10,500
Blue Sky fees and expenses                  2,500
Transfer agent's fees                       1,900
Printing, including registration            1,500
statement and prospectus
Miscellaneous costs and expenses            2,000
-----------
                                           55,687

ITEM 3: UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (`the Act') may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


ITEM 4
UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The date title and amount of unregistered securities sold by Northstar formerly Scientific Technologies, Inc. are as follows:


1)     Date: January 26, 1999
       Number of shares:4,901,801
       Total offering price: N/A. Northstar acquired all of the
                             common shares of NTI
                             on the basis of 3 shares of
                             NTI for 1 share of Northstar.


2)     Date: June 25, 1999
       Number of shares: 200,000
       Total offering price: $1.00
       Total proceeds: $200,000
       Principal Underwriter: none
       Total commissions: $20,000
       Net proceeds: $180,000
       Name of Purchasers: See Exhibits
       Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933. All persons were defined as non-US persons.


FINANCIAL STATEMENTS-This section should comprise the audited and unaudited financial statements of Northstar Electronics, inc. and its wholly wned subsidary Northstar Technical, Inc


Index to Financials:

  i) Northstar Electronics, Inc. for period of 7 months ending July 31, 1999 Consolidated and unaudited.
 ii) Northstar Technical, Inc. audited financials for period ending December 31,1998 includes auditors report.
iii) Northstar Technical unaudited financial statements for period ending July 31, 1999.
 iv) Northstar Technical unaudited financial statments for period ending September 30, 1999.

-----------------------------------------------------------------------
  i)                         NORTHSTAR ELECTRONICS, INC.
                      (FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)

                        INTERNAL CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                        FOR THE 7 MTHS ENDED JULY 31, 1999

                                                                        ASSETS

Current                                                                 US$

Bank and term deposit                                                    45,456.60
Receivables                                                             153,358.07
Inventory                                                                83,860.14
Prepaid Expenses                                                          2,549.06
                                                                        ==========
                                                                        285,223.87


Capital Assets                                                           24,759.53
Deferred development costs Netmind/contract                             575,201.06
                                                                        599,960.59
                                                                        ==========
                                                                        885,184.46

                                   LIABILITIES

Current
Payables and accruals                                                    73,187.01
Loans payable (Note 2)                                                   13,779.80
                                                                        ==========
                                                                         86,966.81


Long term debt ( Note 3)                                                489,738.61
Loans payable to Cabot Management Limited, no set terms of repayment     79,225.70
Loans payable to shareholders, no set terms of payment                   79,887.91
                                                                        ==========
                                                                        648,852.22

                               SHAREHOLDERS' EQUITY

Share Capital (Note 4)                                                  971,335.44
Earnings (loss) for period                                             (212,030.52)
Deficit                                                                (609,939.49)
                                                                        ==========
                                                                        149,365.43

                                                                        885,184.46


                         NORTHSTAR ELECTRONICS, INC.
                  (FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)

                   INTERNAL CONSOLIDATED INCOME STATEMENT

                                (Unaudited)

                    FOR THE 7 MONTHS ENDED JULY 31, 1999

                                                                        US$
Revenue
Sales                                                                   171,769.89
Interest Income                                                             652.93
                                                                        ==========
                                                                        172,422.83

Less cost of goods sold                                                  72,812.34
                                                                         99,610.49

Expenses
Business Development                                                      1,277.16
Business Tax                                                                128.05
Commissions                                                              30,866.67
Depreciation                                                             54,407.64
Dues and fees                                                             3,234.33
Exchange                                                                 (9,005.94)
Insurance                                                                 1,047.37
Interest and Bank                                                        20,553.57
Lab Expenses                                                             84,662.08
Management Fees                                                          36,666.67
Marketing                                                                 1,492.81
Misc.                                                                       928.18
Office Expenses                                                          27,445.49
Professional Fees                                                        32,553.77
Rent                                                                     16,792.09
Salaries/Wages/employee benefits                                         49,732.57
                                                                        ----------
                                                                        352,782.53
Less:  allocation to Deferred Technology                                (41,141.52)
                                                                        ==========
                                                                        311,641.01

Earnings (loss)                                                        (212,030.52)

NOTES:
NORTHSTAR ELECTRONICS, INC.
(FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)
NOTES TO INTERNAL INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(Unaudited)
JULY 31, 1999

 . Accounting treatment

This internal interim consolidated balance sheet has been prepared by combining the July 31st, 1999 internal non-consolidated balance sheet of Scientific Technologies Inc. and the internal balance sheet of NTI. On consolidation all intercompany receivable and payable balances have been eliminated.

 . Short term loans

9% TD Select Line of credit                                                $ 3,400
Short term loan Eastern Meridian per specific terms,
(repaid in full October, 1999)                                             $10,379
                                                                           =======
                                                                           $13,779


 . Long Term Debt

10% loan payable to Pathfinder Enterprises Inc. in monthly
interest payments only to July 5, 2002                                    $160,000
ACOA (Federal Government Agency) interest free loan repayable
in sixty monthly and consecutive installments of $2,170.                  $130,221

ACOA (Federal Government Agency) interest free loan repayable
in twenty-four monthly and consecutive installments of $4,167             $100,000
10% loan payable to Enterprise Newfoundland and Labrador in monthly
interest payments plus principal amount payable on demand.                $ 12,841

(cont.)
NORTHSTAR ELECTRONICS, INC.
(FORMALLY SCIENTIFIC TECHNOLOGIES, INC.)
NOTES TO INTERNAL INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(Unaudited)
JULY 31, 1999

 . Long Term debt (cont.)

ACOA (Federal Government Agency) interest free loan repayable in 36 monthly and consecutive installments of $4,373 beginning when full loan draw down is received. Secured by postponements on Cabot Management
Limited's loan of $87,224 and a shareholders' loan $12,707
                                                                         $ 86,676
                                                                         ========
                                                                         $489,738
 . Capital Stock
  Authorized
  20,000,000 preferred shares at $0.0001 par value
  100,000,000 common shares at $0.0001 par value

 . Issued and outstanding
  7,614,493 common shares                                                     761
  Additional paid in capital                                              970,574
                                                                         ========
                                                                         $971,335

---------------------------------------------------------------------------------

 ii)  NORTHSTAR TECHNICAL INC.  St. John's,  Newfoundland

            FINANCIAL STATEMENTS
                 Audited
            December 31, 1998

SULLIVAN, LEWIS AND WHITE-Charter Accountants

AUDITORS' REPORT-To the Shareholders of NTI

 We have audited the balance sheet of NTI as of December 31, 1998 and the statements of loss and deficit and changes in cash resources for the nine months then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


 In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the nine months then ended in accordance with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming the company will continue as a going concern. To date the company's operations are mainly in the development stages and has not established revenues sufficient to cover its operating costs. It is management's opinion that the company's main NETMIND division and the new contract manufacturing division will generate future revenues sufficient to cover all costs and result in annual net incomes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



St. John's, Newfoundland                   /s/ Sullivan, Lewis and White
July 14, 1999                              Chartered Accountants

NORTHSTAR TECHNICAL INC.
BALANCE SHEET
DECEMBER 31, 1998

                                                          December 31,      March 31,
                                   ASSETS                    1998             1998
Current
 Bank                                                       $1,238           $3,829
 Receivables (Note 2)                                      148,583          228,052
 Work in progress                                            3,688            7,101
 Inventory                                                  52,591           88,356
 Prepaid expenses                                            2,269            4,127

                                                           208,369          331,465

Capital assets (Note 3)                                     25,523           27,733
Deferred development costs (Note 4)                        768,311          824,744
Deferred charges (Note 5)                                  110,287           82,305

                                                        $1,112,490       $1,266,247


                                      LIABILITIES

Current
 Payables and accruals                                    $212,038         $199,556
 Loans payable (Note 6)                                    158,815          138,790
 Long term debt payable within one year (Note 7)            10,716          127,340

                                                           381,569          465,686

Long term debt (Note 7)                                    704,630          588,006

Loans payable to Cabot Management Limited, no set terms
 of repayment (Note 8)                                     138,339          136,530

Loans payable to shareholder, no set terms of repayment    120,370           83,602

                                                         1,344,908        1,273,824
                                                         =========        =========


Contingent liability (Note 9)

                                 SHAREHOLDERS' DEFICIENCY

Share capital (Note 10)                                    622,453          605,372

Deficit                                                   (854,871)        (612,949)

                                                          (232,418)          (7,577)

                                                         $1,112,490       $1,266,247


ON BEHALF OF THE BOARD:

___/s/Dr. Wilson Russell  Director

__/s/Mr. Frank Power      Director

The accompanying notes are an integral part of these financial statements.

                                 SULLIVAN, LEWIS AND WHITE

                                 NORTHSTAR TECHNICAL INC. 3.

                                STATEMENT OF LOSS AND DEFICIT

                             NINE MONTHS ENDED DECEMBER 31, 1998

                                                                 Nine Months     Year
                                                                 Ended           Ended
                                                                 December 31,    March 31,
                                                                 1998            1998



Revenue                                                          $252,565        $272,631

Direct costs                                                      147,155         140,891

Gross profit                                                      105,410         131,740

Other income                                                        8,231          13,934

                                                                  113,641         145,674

Expenses

 Amortization of capital assets                                     6,992          15,917
 Amortization of deferred development costs                        72,224          87,621
 Bank charges and interest                                         15,608          16,196
 Contract manufacturing division (Note 11)                         72,341         126,008
 Heat and light                                                     1,905          10,343
 Insurance                                                          1,838           2,027
 Interest on loans                                                 43,911          55,963
 Management and marketing fees                                      4,992          16,235
 Marketing/Market Research costs                                    3,606           5,742
 Municipal taxes                                                    1,249           2,960
 Miscellaneous                                                      5,194           3,855
 Office operating                                                  10,240          18,859
 Professional fees                                                 17,138          35,296
 Rent                                                              32,435          37,685
 Repairs and maintenance                                            2,423           4,693
 Telephone                                                          9,590          11,184
 Travel                                                             3,739           6,865

 Wages and benefits                                                50,138          66,992
 Write off obsolete inventory stock                                     -          14,405
 Less: Allocation to deferred development costs                         -        (149,808)

                                                                  355,563         389,038

Net loss (Note 12)                                               (241,922)       (243,364)

Deficit, beginning of period                                     (612,949)       (351,303)

                                                                 (854,871)       (594,667)


Dividends paid on preference shares                                     -         (42,282)

 Discount earned on redemption of Class A preference
   shares                                                               -          24,000


Deficit, end of period                                          $(854,871)      $(612,949)
                                                                ==========      ==========


The accompanying notes are an integral part of these financial statements.

SULLIVAN, LEWIS AND WHITE

NORTHSTAR TECHNICAL INC. 4.

STATEMENT OF CHANGES IN CASH RESOURCES

NINE MONTHS ENDED DECEMBER 31, 1998


                                                         Nine Months       Year
                                                         Ended             Ended
                                                         December 31,      December 31,
                                                         1998              1998
Cash provided by (used in)

 Operations

  Net loss                                                $(241,922)       $(243,364)
  Amortization                                              104,667          124,114
  Net change in non-cash working capital items              153,012           10,434

                                                             15,757         (108,816)

Financing

  Proceeds from long term debt                                  -            130,015
  Proceeds from issuance of common shares                    17,081          595,287
  Advances from Cabot Management Limited                      1,809            5,694
  Advances from shareholder                                  36,768           70,043
  Repayment of long term debt                                     -          (30,000)
  Discount on redemption of preference shares                     -           24,000
  Redemption of preference shares                                 -          (84,000)
  Payment of dividends on preference shares                       -          (42,282)
  Conversion of Class C preference shares                         -         (287,333)

                                                             55,658          381,424

 Investments

  Increase in deferred charges - net                        (53,433)        (102,881)
  Increase in deferred development cost - net               (15,791)        (152,496)
  Purchase of capital assets, net of investment
    tax credits                                              (4,782)         (11,304)

                                                            (74,006)        (266,681)

Net change in bank position                                  (2,591)           5,927

Bank position, beginning of period                            3,829           (2,098)

Bank position, end of period                                 $1,238           $3,829
                                                           ========         ========


The accompanying notes are an integral part of these financial statements.

                         SULLIVAN, LEWIS AND WHITE
                        NORTHSTAR TECHNICAL INC. 5.

                       NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1998


1.   Significant accounting policies

 a.  Capital assets

Capital assets are recorded at cost less any government assistance and
are being amortizated over their   estimated useful lives using the rates
and methods set out below:


         Computer equipment                20% on a declining balance basis
         Computer software                 30% on a declining balance basis
         Office furniture and equipment    20% on a declining balance basis
         Leasehold improvements            20% on a straight line basis


  b.  Deferred development costs

All costs, including share of overhead costs, associated with the
development of  the NETMIND System have   been capitalized in these financial
statements as deferred development costs. These costs are being amortized against income on a straight line basis over a period of ten years. If it
becomes evident in a given   year that the sales market for this technology
declines , then the remaining costs will be amortized over a shorter period.

The company acquired the initial technology for the NETMIND System from the
receiver of National    Petroleum and Marine Consultants Limited and Altair
Marine Systems Limited for the sum of $ 1.  Prior to   going into receivership,
these two companies had spent approximately $ 1,740,408 on the development of
this technology.   To date NTI has spent $ 1,847,795 on this technology,
including   overhead costs of $ 621,430, which has been reduced by various assistance and tax credits totalling $ 879,546 as referred to in Note 4.


 c.  Deferred charges

Deferred charges consist of initial planning, startup and overhead
costs related to contract manufacturing   in association with
Lockheed Martin - Federal Systems Inc.  These costs amounted to
$ 156,314 at December   31, 1998, as referred to in Note 5, and are
being amortized on a straight line basis over a five year term.


 d.  Inventory

  The company's inventory is valued at the lower of cost and net realizable value.


    e.  Investment tax credits

    Investment tax credit refunds arising from the incurrence of qualifying research and development expenditures have been recorded in these financial statements as a reduction of the applicable deferred development costs.


  f.  Government assistance

   The company has been awarded assistance under government programs.
Amounts received or receivable   under these programs are recorded
as a reduction in the cost of capital assets or as a reduction of the applicable deferred development costs.




                        NORTHSTAR TECHNICAL INC. 5a.

                       NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1998


2. Receivables

============================================================
                                                             December 31,     March 31,
                                                                 1998           1998

 Trade                                                         $20,200        $137,701
 Government assistance                                               -          22,486
 Investment tax credit refunds                                 128,383          67,865

                                                              $148,583        $228,052
                                                              ========        ========

3. Capital assets

==============================
                                          December 31,                      March 31,
                                              1998                            1998
                                          --------------------------------------------
                                Cost      Accumulated        Net Book       Net Book
                                          Amortization         Value          Value

 Computer equipment            $6,654        $3,170           $3,484         $4,099
 Computer software              8,892         5,681            3,211          3,945
 Furniture and equipment       34,350        16,906           17,444         17,286
 Leasehold improvements        15,872        14,488            1,384          2,403

                              $65,768       $40,245          $25,523        $27,733
                              =======       =======          =======        =======


4. Deferred development costs



                                                             December 31,     March 31,
                                                                 1998           1998

 Wages and benefits                                            $693,362       $608,461
 Materials and other costs                                      173,736        165,160
 Subcontractors                                                 359,267        359,267
 Overhead                                                       621,430        621,430

                                                              1,847,795      1,754,318


 Less:
   Government assistance                                        380,133        362,965
   Other assistance                                              61,685         61,685
   Investment tax credits                                       437,728        377,210

                                                                968,249        952,458

 Less:  Amortization                                            199,938        127,714

                                                               $768,311       $824,744



                               NOTES TO FINANCIAL STATEMENTS

                                    DECEMBER 31, 1998


5.  Deferred charges - Contract Manufacturing Division

============================================================
                                                             December 31,     March 31,
                                                                 1998           1998

   Planning and start up costs                                  $28,951       $28,951

       Overhead costs (Note 10)                                 127,363        73,930

                                                                156,314       102,881

    Less:  Amortization of deferred charges                      46,027        20,576

                                                               $110,287       $82,305
                                                              ========      ========


6. Loans payable

============================================================
                                                             December 31,     March 31,
                                                                 1998           1998

 10% loan payable to Enterprise Newfoundland
   and Labrador in monthly interest payments
   plus principal amount payable on demand                     $20,473         $22,451

 12% loan payable to Eastern Meridian Mining
   Corporation including accrued interest, to be
   repaid in full by March 1, 1999, secured by the
   personal guarantee of Wilson Russell                         83,036          75,939

 Loan payable to Toronto-Dominion bank,
   secured by the personal guarantee of
   Wilson Russell.  This loan was repaid
   in full on September 24, 1998                                     0          20,000

 Loan payable to Brian Gamberg repaid in full
   on April 15, 1998                                                 0          20,400



 Loan payable to Dr. Carl Wesolowski                            55,306               0

7.Long Term Debt                                               $158,815        $138,790
                                                              ========        ========

============================================================
                                                             December 31,     March 31,
                                                                 1998           1998

 ACOA 7.5% loan with monthly principal repayments
  of $ 3,256 commencing June 1, 2000                          $195,331        $195,331

 ACOA 10.9 % loan with monthly principal repayments
  of $ 1,786 beginning July 1, 1999                            150,000         150,000

 10% loan payable to Pathfinder Enterprises Inc. in
   monthly interest payments only to July 5, 2002,
   secured by a floating charge debenture                      240,000         240,000

 ACOA 6.25% loan repayable in 72 monthly consecutive
   instalments of $ 3,280 beginning July 1, 2000 if full
   loan draw down is received.  Secured by postponements
   on Cabot Management Limited's loans of $ 130,836 and
   shareholders' loan of $ 19,060                              130,015         130,015

                                                               715,346         715,346


 Less: Long term debt payable within one year                   10,716         127,340

                                                              $704,630        $588,006
                                                              ========        ========


8. Loans payable - Cabot Management Limited

 Cabot Management Limited, an associated company, has the option to
convert their interest free loans,   totalling $ 138,339 at December
31, 1998, to common shares of Scientific Technologies Inc. (See Note 13)


9. Contingent liability

 The company is presently involved in a dispute with their distributing
agent, whose contract has now been   terminated due to non-payment for
NETMIND systems sold to them.  This termination has lead to court action, the outcome of which is unknown as at the financial statements date.


10. Share capital

============================================================
                                                             December 31,     March 31,
                                                                 1998           1998

 Authorized
  An unlimited number of Class A common shares
    with no par value
  An unlimited number of Class A preference shares
    with no par value
  An unlimited number of 10% redeemable, retractable,
    cumulative, non-voting, participating Class B preference
    shares with no par value
  An unlimited number of 10% redeemable, retractable,
    cumulative, non-voting, participating Class C preference
    shares with no par value
 Issued and outstanding 14,704,440 Class A common shares       $622,453     $605,372



11. Contract Manufacturing Division

                                                         Nine Months       Year
                                                         Ended             Ended
                                                         December 31,      December 31,
                                                         1998              1998

 Amortization of deferred charges (Note 5)               $25,451           $20,576
 Contract labor                                                0            25,000
 Operating expenses                                        1,199            63,356
 Salaries and benefits                                   105,667           136,038
 Less:    Direct costs on contract with Lockheed
             Martin - Federal Systems, Inc.                    0           (25,133)
             Wage subsidy/NRC funding                     (6,543)          (19,899)

                                                         125,774           199,938

 Less: Allocation to deferred charges (Note 5)           (53,433)          (73,930)

                                                         $72,341          $126,008
                                                         ========         ========


12. Income taxes

     The company has losses carried forward totalling $ 1,531,226 which have
not been recognized in these   financial statements.  These losses carried
forward can be applied against otherwise taxable income and if   unused will
expire in the following years:

December 31, 1999 -   $3,811
December 31, 2001 -  $37,523
December 31, 2002 -  $94,492
December 31, 2003 - $512,179
December 31, 2004 - $367,846
December 31, 2005 - $515,375


 Also the company's book values of deferred development costs and deferred charges exceeds their income tax values by $ 878,598 as at December 31, 1998.

 The net deferred income taxes debit related to both of these items have not been reflected in these financial statements.


13. Subsequent event

  On January 26, 1999 the merger between NTI and Scientific Technologies Inc. was completed which resulted in Northstar Technical Inc. becoming a wholly owned subsidiary of Scientific Technologies Inc., a US public trading company.

  On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,440 common shares for 4,901,480 common shares in Scientific Technologies Inc. on the basis of three Northstar shares for every one share of Scientific.

SULLIVAN, LEWIS AND WHITE
-------------------------------------------------------------------------

iii)                                Northstar Technical Inc.
                                   St. John's, Newfoundland
                                          Internal
                                Unaudited Financial Statements

                                        July 31,1999


                                   Northstar Technical Inc.
                                        Balance Sheet
                                    As at July 31, 1999
                                          Unaudited

                                                   Current                 Year Ended
                                                   Balance               Dec.  31, 1998

                      Assets

Current

   Bank                                           28,275.60                  1,237.72
   Accounts Receivable                           230,037.10                148,582.94
   Inventory                                     125,790.21                 56,279.65
                                                 -----------               ----------
                                                 387,926.50                208,368.34

Fixed Assets, Net of Accumulated Depreciation

  Computer  Equipment  St. John's                  6,637.49                  6,142.51
  Accum Deprec. Computer SA                       (3,274.47)                (2,908.51)
  Computer Equipment Vancouver                     1,808.16                    511.38
  Computer Software St. John's                     9,137.86                  8,891.88
  Accum Deprec. Software SJ                       (6,258.10)                (5,680.88)
  Accum Deprec. Computer SJ                         (261.38)                  (261.38)
  Furniture and Equipment  St. John's             33,575.99                 30,590.09
  Accum Deprec. Furn St. John's                  (16,518.87)               (14,650.29)
  Furniture and Equipment Vancouver                3,759.64                  3,759.64
  Accum Deprec. Furn & Equip VA                   (2,462.07)                (2,255.64)
  Lab Equipment                                   11,369.97                      0.00
  Leasehold   Improvements SA                     15,163.31                 14,488.23
  Amortization St. John's                        (15,538.23)               (14,488.23)
                                                ------------             ------------
Total Fixed Assets                                37,139.30                 25,522.80

Deferred Technology Costs

   Deferred Technology Costs                    1,186,275.77             1,124,563.49
   Amortization Deferred Tech.                   (323,474.18)             (245,965.21)
                                                ------------             ------------
   Total Deferred Technology Costs                862,801.59               878,598.28

                                                ------------             ------------
Total Assets                                    1,287,867.39             1,112,489.42
                                                ============             ============

Northstar Technical Inc.
Liabilities and Shareholders' Equity
As at July 31, 1999
Unaudited
Liabilities


                                                          Current         Year Ended
                                                          Balance         Dec. 31, 98

Current
   Payables and Accruals                                 47,185.18          80,567.36
   Trade Payables                                        49,376.33         128,415.22

   Total Current Liabilities                             96,561.51         208,982.58

Short Term Loan
   Accounts Payable adventure                                 0.00          55,305.76
   A/P Eastern Meridian Mining                           15,569.54          83,036.27
   Loan Payable   (TD 32101169)                           5,100.16               0.00

   Total                                                 20,669.70         138,342.03


Long Term Liabilities
   Adventure Capital                                    240,000.00         240,000.00
   Acoa Provisonally Repayable                          325,346.00         325,346.00
   Acoa Action Loan                                     150,000.00         150,000.00
   Cabot Management                                     118,838.55         138.338.55
   Accounts Payable Enl                                  19,261.91          20,473.23
   Due to STI                                           679,024.85           3,055.40
   Shareholders Loans Russel                             64,831.87         120,369.55

Total Long Term Liabilities                           1,597,303.18         997,582.73

Equity

Shareholders Equity
    Common W. E. Russel                                      80.00              80.00
    Common  Adventure Capital                            10,000.00          10,000.00
    Common   J. Radford                                       5.00               5.00
    Class A Common Shareholders                         612,368.31         612,368.31

Total Shareholders' Equity                              622,453.31         622,453.31

Retained Earnings                                      (854,871.23)       (854,871.23)
Profit (Loss) For period                               (194,249.08)              0.00

Total                                                (1,287,867.39)       (854,871.23)

Total Liabilities and Equity                          1,287,867.39       1,112,489.42

Northstar Technical Inc.
Accounts Receivable
As at July 31, 1999
Unaudited


                                                    Current              Year Ended
                                                    Balance             Dec. 31, 1998
Accounts Receivable


Accounts Receivable Control                         148,665.04             20,051.40
A/R Employee Advances                                   500.00                  0.00
A/R HST                                              20,206.12                  0.00
A/R SR&ED                                            60,517.54            128,382.54
A/R Other                                               148.40                149.00

   Total Receivable                                 230,037.10            148,582.94



Northstar Technical Inc.
Consolidated Departments
Statements of Earnings
7 Periods Ended July 31, 1999
Unaudited


                                                     Current                 Current
                                                      Month                    YTD

Revenue:
    Sales/Contract/Misc Revenue                       220.17                 257,654.84

    Revenue                                           220.17                 257,654.84

Cost of goods sold
     Cost of goods sold                               552.37                 109,218.51

     Total cost of goods sold                         552.37                 109,218.51

     Gross Profit                                    (332.20)                148,436.33

Add Government support

Total  Government  Support                              0.00                       0.00

Total                                                (332.20)                148,436.33

Expenses:
    Lab Expenses                                    24,597.02                126,993.12
    Business Tax                                      (428.91)                   192.08
    Depreciation                                    67,421.07                 81,611.46
    Interest                                         4,618.52                 30,350.25
    Office Expenses                                  2,277.50                 38,327.26
    Salaries/wages/Emp/ Benefits                    11,284.39                 74,598.86
    Professional Fees                                2,645.00                 23,326.24
    Rent                                             3,633.75                 25,188.14
    Insurance                                          274.34                  1,571.06
    Marketing                                          525.00                  2,239.22
    Less: Allocation to deffered Technology Cost   (61,712.28)               (61,712.28)
                                                    55,135.40                342,685.41
    Earnings (Loss)                                (55,467.60)              (194,249.08)

    Earnings (Loss) Before Income Taxes            (55,467.60)              (194,249.08)

    Net Earnings (Loss) For Period                 (55,467.60)              (194,249.08)

--------------------------------------------------------------
iv)        NORTHSTAR ELECTRONICS INC
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS
             (U.S. Dollars)
              (Unaudited)
           September 30, 1999
            C O N T E N T S
                                                        Page
Interim Consolidated Balance Sheet                         1
Interim Consolidated Income Statement                      2
Interim Consolidated Statement of Shareholders Equity     3
Interim Consolidated Statement of Changes in Cash Resources4
Notes to Interim Consolidated Financial Statements         5

NORTHSTAR ELECTRONICS, INC.
INTERIM CONSOLIDATED BALANCE SHEET
(U.S. Dollars)
(Unaudited)
September 30, 1999

ASSETS
(Note 4)                                       September 30,          December 31,
                                                    1999                 1998
Current

         Cash                                      $13,471               $2,231
         Receivables                               275,229               99,055
         Inventory                                  83,029               37,519
         Prepaid expenses                            4,393                1,513

                                                   376,122              140,319

Capital Assets                                      25,431               17,016

                                                  $401,553             $157,335

LIABILITIES

Current
         Payables and accruals                     $86,784             $167,541
         Loans payable                              27,026              116,039

                                                   113,810              283,580

Long term debt ( Note 2)                           526,061              476,897
Loans payable to Cabot Management Limited           77,959               92,226
Loans payable to shareholder                        63,740               80,246
Contigent liabilites (Note 5)                         -0-                 -0-

  Total Liabilites                                 781,570              932,949

SHAREHOLDERS' EQUITY

Share Capital (Note 3)                           1,003,069              440,069
Deficit                                         (1,383,086)          (1,215,684)

                                                  (380,017)            (775,615)

                                                  $401,553             $157,334

NORTHSTAR ELECTRONICS, INC.
INTERIM CONSOLIDATED INCOME STATEMENT
(U.S. Dollars)
(Unaudited)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                    (Note 4)
                                        Nine Months                Nine Months
                                           Ended                      Ended
                                     September 30, 1999         December 31, 1998


Sales                                     $321,013                   $168,377

Cost of goods sold                         112,862                     98,103

Gross profit                               208,151                     70,274

Expenses
      Business Development                   1,430                          -
      Business Tax                             271                        833
      Commissions                           46,300                          -
      Depreciation                           3,517                      4,662
      Dues and fees                          5,010                          -
      Exchange                               2,400                          -
      Insurance                              1,410                      1,226
      Interest and bank charges             23,081                     39,287
      Lab Expenses                          15,958                      2,482
      Marketing                              4,592                      5,061
      Misc.                                  1,392                          -
      Office Expenses                       69,490                     27,573
      Professional Fees                     62,119                     11,425
      Rent                                  21,015                     10,898
      Salaries/Wages/employee benefits     117,568                     75,030
      Organizational cost                        -                     38,000
      Commitment fees                            -                     10,000
      Research and development cost              -                     10,527
      Contract manufacturing cost                -                     35,622

                                           375,553                    272,626

Net loss                                  (167,402)                  (202,352)

Deficit, beginning of period            (1,215,684)                (1,013,332)

Deficit, end of period                 $(1,383,086)               $(1,215,684)

Net loss per share                          $(0.02)                    $(0.09)

Weighted average number of
common shares outstanding                6,971,244                  2,140,000


NORTHSTAR ELECTRONICS INC.
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
(U.S. Dollars)
(Unaudited)
NINE MONTHS ENDED SEPTEMBER 30, 1999

                    Common    Shares   Additional                   Total
                    Number    Amount  Paid-In Capital  Deficit      Shareholders
                                                                    Equity
Balance,            2,140,000   $214   $439,855      $(1,215,684)  $(775,615)
December 31, 1998

Common shares
issued for
cash for
$1.00 per share

 January 25, 1999    100,000    10      99,990
 January 29, 1999    200,000    20      199,980
 January 29, 1999     63,000     6      62,994
 June 29, 1999       200,000    20      199,980

Common shares
on exchange        4,901,493   490        (490)
(Note 3a)
Balance,
September 30,1999  7,604,493  $760     $1,002,309      $(1,383,086)   $(380,017)


NORTHSTAR ELECTRONICS INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. Dollars)
(Unaudited)
NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                (Note 4)
                                                     Nine Months Ended      Nine Months Ended
                                                     September 30, 1999     December 31, 1998
Cash provided by (used in)

 Operations

    Net loss                                              $(167,402)            $(202,352)
    Depreciation                                              3,517                 4,662
    Net change in non-cash working capital items           (394,333)              138,352

                                                           (558,218)              (59,338)

 Financing activities

    Proceeds from issuance of common shares                 563,000                36,487
    Proceeds from long term debt                             50,355                     -
    Advances (to) from Cabot Management Limited             (14,267)                1,206
    Advances (to) from shareholder                          (16,506)               24,512
    Repayment of long term debt                              (1,191)                    -

                                                            581,391                62,205

 Investing activities

    Purchase of capital assets                              (11,933)               (3,189)

Increase in cash                                             11,240                  (322)

Cash, beginning of period                                     2,231                 2,553

Cash, end of period                                         $13,471                $2,231


NORTHSTAR ELECTRONICS INC. 5.

NOTES TO INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(Unaudited)

September 30, 1999


1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's audited consolidated financial statements filed as part of the Company's Registration Statement Form SB-1.

In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at September 30, 1999 and the consolidated results of operations and the consolidated statement of cash flows for the nine months ended September 30, 1999. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.


2. Long term debt

                                                       September 30,      December 31,
                                                           1999               1998

 10% loan payable to Pathfinder Enterprises Inc.
  in monthly interest payments only to July 5, 2002      $160,000           $160,000


  ACOA (Federal Government Agency) interest free
   loan repayable in sixty monthly and consecutive
 installments of $ 2,170                                  130,221            130,221


  ACOA (Federal Government Agency) interest free
   loan repayable in twenty-four monthly and
   consecutive installments of $ 4,167                     98,809            100,000


  ACOA (Federal Government Agency) interest free
   loan payable in 36 monthly and consecutive
   installments of $ 4,373 beginning when full loan
   draw down is received.  Secured by postponements
   on Cabot Management Limited's loan of $ 87,224
   and a shareholders' loan of $ 12,707.                  137,031             86,676


                                                         $526,061           $476,897


NORTHSTAR ELECTRONICS INC. 5a.
NOTES TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Unaudited)
September 30, 1999
3. Capital stock

                                                       September 30,      December 31,
                                                           1999               1998

 Authorized

   20,000,000 preferred shares at $ 0.0001 par value
  100,000,000 common shares at $ 0.0001 par value

  Issued and outstanding

   7,604,493 common shares (1998 - 2,140,000)               $760               $214
   Additional paid in capital                          1,002,309            439,855

                                                      $1,003,069           $440,069


a) On January 15, 1999 and January 26, 1999 the shareholders of Northstar Technical Inc. exchanged their 14,704,479 common shares for 4,901,493 common shares of Northstar Electronics Inc. on the basis of three Northstar Technical shares for every one share of Northstar Electronics Inc. The value of these shares were $ 414,969.

b) Also during January, 1999 the company completed offerings for 363,000 shares of its common stock at $ 1.00 per share. Proceeds from these offerings were $ 363,000.

c) On June 29, 1999 the company completed an offering for 200,000 shares of its common stock at $ 1.00 per share. Proceeds from this offering was $ 200,000.


4. Comparative figures

The comparative figures were for the nine months ended December 31, 1998 as the nine months ended September 30, 1998 were not readily available and there would be no material differences in these comparatives.

5. Contingent liability

The company is a defendant in a lawsuit commenced against them by their former master distributor. The former distributor has alleged that the company has interfered with the ability of the former distributor to selll products. The company has filed a counterclaim for monies owing by the former distributor to the company. An adverse outcome to the lawsuit could have an adverse material impact upon the company and the range of possible loss could be from $ 0 to $ 1,300,00


TABLE OF CONTENTS

   3           PROSPECTUS SUMMARY

   4           RISK FACTORS

   5           RISK FACTORS RELATING TO MARKET PROTECTION

   7           RISKS RELATED TO THE MANAGEMENT STRUCTURE OF THE COMPANY

   7           RISKS INHERENT IN BUSINESS

   8           RISKS RELATED TO THE NATURE OF THE OFFERING

   8           GENERAL CAUTION

   9           DILUTION

   9           USE OF PROCEEDS

  10           BUSINESS

  12           MANAGEMENT'S DISCUSSION OF PLAN OF OPERATIONS

  14           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY OWNERS

  16           DIRECTOR'S OFFICERS AND SIGNIFICANT EMPLOYEES

  17           REMUNERATION OF DIRECTORS AND OFFICERS

  18           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

  19           DESCRIPTION OF SECURITIES

  20           LITIGATION

  20           INDEMNIFICATION OF OFFICERS AND DIRECTORS

Northstar Electronics, Inc.
(800,000 shares of Common Stock)

PROSPECTUS

October____, 1999

Until__________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS

As per Risks Related to the Management Structure of the Company, management will have no liability to the Company for any mistakes errors of judgement or for any act of omission believed to be within the scope of authority conferred by the Company's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to the Company. The Company has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud,

ITEM. 2  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Filing Fee                                     $   287
Accounting fees                                     12,000
Legal fees                                          25,000
Other professional fees                             10,500
Blue Sky fees and expenses                           2,500
Transfer agent's fees                                1,900
Printing, including registration                     1,500
statement and prospectus
Miscellaneous costs and expenses                     2,000
                                               -----------
                                                    55,817


ITEM 3. UNDERTAKINGS

        Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of
distribution not    previously disclosed in the Registration Statement,
including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

ITEM. 4

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The registrant has issued or sold the following securities within one year prior to filing this registration statement which were not registered under the Securities Act of 1933 (the "Securities Act")


ISSUANCE RESOLUTION-NEW STOCK
CORPORATE RESOLUTION FOR THE ISSUANCE OF NEW SHARES FROM NEW STOCK

SCIENTIFIC TECHNOLOGIES, INC.
(COMPANY NAME, SECURITIES NAME)

COMMON STOCK
(CLASS OF STOCK)

Resolved that Signature Stock Transfer, Inc., a Texas corporation, sole stock transfer agent for the above class of stock for the above company to issue the shares described below and increase the outstanding shares on the books of the company.

Issuance Instructions:

REGISTERED                   NUMBER            DATE         RESTRICTION (IF FREE
NAME & ADDRESS               OF SHARES         ISSUED       TRADING STOCK, IT IS
                                                            REQUIRED TO LIST
                                                            EXEMPTIONS)

Mr. Michael Ghanadian        200, 000          26/06/99     The shares to be issued will
CH. Diodtai 10                                              carry a legend restricting

1223 Cologny, Switzerland                                   for resale pursuant to an
                                                            available exemption from
                                                            registration under the act.

Increasing the number of shares outstanding by 200,000 shares.
(Please note-This resolution is only used to increase the control book).

We, the undersigned, qualified officers of the above named company, do hereby indemnify Signature Stock Transfer, Inc. And their employees against any and all actions taken by the above company, and certify that this is a true copy of a resolution, set forth and adopted on the below date, and that the said resolution has not been in any way rescinded, annulled or revoked but the same is still in full force, and effect.


____________________________                  _____________________
Wilson E. Russell, President                  Frank Power, Director

Dated, this the 29th day
of June, 1999.

Name & Mailing Instructions

Courier all above certificates to:



Scientific Technologies, Inc.*
Attention: Wilson Russell
1455-409 Granville Street
Vancouver, B.C.  V6C 1T2


*note that the company has undergone a name change since the filing of this document,
  "SEE EXHIBITS"


The securities offered hereby have not been registered under the Securities Act of 1933 (The "Act"), and are proposed to be issued in reliance upon an exemption from the registration requirements of the act provided by Regulation S promulgated under the act.
Upon any sale, such securities may not be reoffered for sale or resold or otherwise transferred except in accordance with the provision of Regulation S, pursuant to effective registration under the act. Hedging transactions involving the securities may not be conducted unless in compliance with the act.



SUBSCRIPTION AGREEMENT

Scientific Technologies, Inc.* (See Exhibits)

SUBSCRIPTION AGREEMENT made as of this 25 day of June, 1999 between Scientific Technologies, Inc., a Delaware corporation with an office at 1455-409 Granville Street, Vancouver, British Columbia V6C 1T2 ("the Company") and the undersigned ("the Subscriber").


WHEREAS:

A. The company desires to issue a maximum of 1,000,000 shares of common stock of the Company at a price of $1.00 US per share
("the Offering") pursuant to Regulation S of the United States
Securities Act of 1933 ("the Act").

B. The Subscriber desires to acquire the number of shares of the Offering set forth on the signature page here of ("the Shares") on the terms and subject to the conditions of this Subscription Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1.                SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set forth upon the signature page hereof at a price equal to $1.00US per share. Upon execution, the subscription by the Subscriber will be irrevocable.

1.2 The purchase price is payable by the Subscriber contemporaneously with the execution and delivery of this Subscription Agreement.

1.3. Upon execution by the Company, the Company agrees to sell such Shares to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Shares as it may, in its sole discretion, deem necessary or desirable.

1.4 Any acceptance by the Company by the Subscriber is conditional upon compliance with all securities laws and other applicable laws of the jurisdiction in which the Subscribers resident. Each Subscriber will deliver to the Company all other documentation, agreements, representations and requisite government forms required by the lawyers for the Company as required to comply with all securities laws and other applicable laws of the jurisdiction of the subscriber. The Company will not grant any registration other qualification rights to any Subscriber, other than the agreement of the Company to register the shares with the United States Securities and Exchange Commission ("the SEC") as set forth in Section 2 of this Agreement.

2. REGISTRATION STATEMENT

2.1 The company agrees that within a reasonable time of execution of this Agreement by the Company that the Company will prepare and file a registration statement with the SEC pursuant to the Act on a Form SB-1, or other appropriate registration statement, as required to qualify the resale of shares in the United States (the `Registration Statement.')
The Company will use its best efforts to ensure effectiveness of the Registration Statement within a reasonable period of time following filing of the Registration Statement.

3. REGULATION S AGREEMENTS OF THE SUBSCRIBER

3.1 The Subscriber agrees only to resell the shares only in accordance with the provisions of Regulation S of the act pursuant to registration under the Act, or pursuant to an available exemption from registration pursuant to the Act.

3.2 The Subscriber agrees not to engage in heading transactions with regards to the shares unless in compliance with the Act.

3.3 The Subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Act:

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933(THE"ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED
       UNDER THE ACT.  SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE
       OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE
       WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT."

3.4 The Subscriber and the Company agree that the Company will refuse to register any transfer of the Shares not made in accordance with the provisions of regulation S of the Act, pursuant to registration under the Act, or pursuant to an available exemption from registration.

4.   REPRESENTATIONS AND WARRANTIES BY THE SUBSCRIBER

4.1 The Subscriber represents and warrants the Company and acknowledges that the company is relying upon the Subscriber's representations and warranties in agreeing to sell the Shares to the Subscriber.

   (A) The Subscriber is not a "U.S. Person" as defined by Regulation S of the Act and is not acquiring the Shares for the account or benefit of a U.S. person.

        A U.S. Person is defined by Regulation S of the Act to be any person who is:

         (i) any natural person resident in the United States;

        (ii) any partnership or corporation organized or incorporated under the laws of the United States;

       (iii) any estate of which any executor or administrator is a U.S. person;

        (iv) any trust of which any trustee is a U.S. person;

         (v) any agency or branch of a foreign entity located in the United States;

        (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

       (vii) any partnership or corporation if:

               1. Organized or incorporated under the laws of any foreign jurisdiction; and

               2. Formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors {as defined in Section 230.501(a) of the Act} who are not natural persons, estates or trusts.

   (B) The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that the Company has only recently commenced its proposed business and may require substantial funds in addition to the proceeds of this private placement;

   (C) an investment in the Company is highly speculative and only investors who can afford the loss of their investment should consider investing in the Company and the Shares;

   (D) the Subscriber has been delivered the Company's disclosure statement and its unaudited financial statements for the period ending December 31, 1998 and has had full opportunity to review the disclosure document and financial statements with the Subscriber's legal and financial advisors prior to execution of this Subscription Agreement;

   (E) the Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non-registered securities, and other business matters so as to be able to protect its interests in connection with this transaction.

   (F) the Subscriber acknowledges that a limited market for the Shares presently exists and accordingly the Subscriber may not be able to liquidate its investment.

   (G) the Subscriber hereby acknowledges that this offering of Shares has not been reviewed by the SEC and the Shares are being issued by the Company pursuant to an exemption from registration provided by Regulation S pursuant to the Act.

   (H) the Subscriber is acquiring the Shares as principal for the Subscribers own benefit;

   (I)  the Subscriber is not aware of any advertisement of the Shares;

   (J) Subscriber is acquiring the Shares subscribed to hereunder as an investment for Subscriber's own account, not as a nominee or agent, and not with a view towards the resale or distribution of any part thereof, and Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;

   (K) Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the shares sold hereby;

   (L) Subscriber has full power and authority to enter into this Agreement which constitutes a valid and legally binding obligation, enforceable in accordance with its terms;

   (M) Subscriber can bear the economic risk of this investment, and was not organized for the purpose of acquiring the Shares;

   (N) The Subscriber has satisfied himself or herself as to the full observance of the laws of his or her jurisdiction in connection with any invitation to subscribe for the Shares and/or any use of this Agreement, including (i) the legal requirements within his/her jurisdiction for the purchase of the Shares, (ii)any foreign exchange restrictions applicable to such purchase, (iii)any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption sale, or transfer of the Shares.

5.   REPRESENTATIONS BY THE COMPANY

5.1  The Company represents and warrants to the Subscriber that:

(A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Delaware and has the corporate power to conduct the business which it conducts and proposes to conduct.

(B) Upon issue, the Shares will be duly and validly issued, fully-paid and non-assessable common shares in the Capital of the Company.

6.   TERMS OF SUBSCRIPTION

6.1 Pending acceptance of this subscription by the Company, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for the purposes set forth in the disclosure statement.
In the event subscription is not accepted, the subscription funds, will constitute a non-interest bearing demand loan of the Subscriber to the Company.

6.2 The Subscriber hereby authorizes and directs the Company to deliver the Securities to be issued to such Subscriber pursuant to this Subscription Agreement to the Subscriber's address indicated herein.

6.3 The Subscriber acknowledges and agrees that the subscription for the Shares and the Company's acceptance of the subscription is not subject to any minimum subscription for the Offering.

7.   MISCELLANEOUS

7.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2,
Attention: Mr. Wilson E. Russell, President and Chief Executive Officer, and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

7.2 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance and governed by the laws of the State of Nevada.

7.3 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

IN WITNESS THEREOF, this Subscription Agreement is executed as of the day and year first written above.

Name of shares subscribed for: _________________________

Signature of Subscriber: _______________________________

Name of Subscriber:__________________________________

Address of Subscriber:_______________________________

                             ________________________________

Subscriber's Social Security Number: ______________________

ACCEPTED BY:

SCIENTIFIC TECHNOLOGIES, INC.*

Signature of Authorized Signatory:__________________

Name of Authorized Signatory:______________________

Position of Authorized Signatory: ___________________

Date of Acceptance:______________________

ITEM. 5  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and
Item 6 of Part II.

Exhibit No.       Title of Document
3.10              Certificate of Incorporation
3.11              Bylaws
3.12              Amendments-Name Change
3.2               Opinion Regarding Legality on Shares
10.1              Business and Financial
10.2              Sales Contracts
10.31             Lease Agreements
23.1              Accountants consent form
99.1              Disclosure Statement
99.2              Subscription Agreement
99.3              Y2K issues

ITEM.6  DESCRIPTION OF EXHIBITS

Exhibit No.       Description of Exhibit

3.10              Northstar Electronics, Inc. Certificate of Incorporation
3.11              Northstar Electronics, Inc. Bylaws
3.12              Northstar Electronics, Inc. Amendments to Articles
                    of Incorporation-Name Change
3.2               Opinion Regarding Legality on Shares of Northstar
                    Electronics, Inc.

10.1              Business and Financial
10.11             03.31.98-Audited Financial Statements of Northstar
                    Technical, Inc.
10.12             12.31.98-Audited Financials of Northstar Technical, Inc.
10.13             07.31.99-Northstar Electronics, Inc. Unaudited Financial
                    Statements
10.14             09.30.99-Northstar Electronics, Inc. Unaudited Financial
                  Statements
10.2              10.18.99-Lockheed Martin Sales Contract
10.21             04.06.95-Sales Contracts ACOA Project 600-4031828-1
10.22             05.18.95-NRC Letter of Agreement No. 03978E
10.23             10.23.95-NRC Contribution Agreement No. 04132E
10.24             11.15.95-Teaming Agreement with Loral Librascope
10.25             03.05.96-ACOA Project 600-4024021-1 Agreement
10.26             12.19.96-NRC Contribution Agreement No. 04702E
10.27             11.28.97-NRC Contribution Agreement No. 05100E
10.28             04.10.97-ACOA Business Development Program
10.29             09.24.99-NOAA Sales Contract

10.31             Lease Agreement Nothstar Technical Inc.,
                    and Par Holdings, Ltd.
10.32             Lease Agreement Nothstar Electronics Inc.,
                    and Morguard Corporate Offices

23.1              Sullivan Lewis and White- Accountants' consent

99.1              Disclosure Statement
99.2              Subscription Agreement
99.21             Agreement for sale of shares
99.3 Y2K compliant statement for Northstar Electronics, Inc and it subsidary Northstar Technical, Inc.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on October__22__, 1999.

                                       By: /s/ Dr. Wilson Russell

/s/ Wilson Russell, Phd
-----------------------------------
  Dr. Wilson Russell, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                        By: /s/ Dr. Wilson Russell

/s/Wilson Russell, Phd
-----------------------------------
 Dr. Wilson Russell, President

                  Date: 10/22/99

                                        /s/ Frank Power
                                        -------------------------------
                                         Frank Power, Director

Date filed: October_22___, 1999

SEC File No. __________